

GOLD RIDGE RESOURCES INC.

Consolidated Financial Statements
September 30, 2001

(Unaudited – prepared by management)

GOLD RIDGE RESOURCES INC.

Consolidated Balance Sheet
September 30, 2001
(Unaudited prepared by management)

	2001	2000
ASSETS		
Current		
Cash	($ 1,611)	$ 1,403
Accounts receivable	3,289	1,722
	1,678	3,125
Reclamation Bond	20,000	20,000
Loan Receivable	1,985,018	1,9081,109
Resource Properties		
Mineral claims	719,004	687,599
Deferred exploration expenditures	4,873,718	4,940,032
	5,592,722	5,627,631
Capital Assets	60,000	60,000
	$ 7,659,418	$ 7,618,865

APPROVED BY THE FINANCE COMMITTEE

"Allan Fulljames" Director

"Leone Finskars" Director

GOLD RIDGE RESOURCES INC.

Consolidated Balance Sheet

September 30, 2001
(Unaudited prepared by management)

	2001	2000
LIABILITIES		
Current		
Accounts payable	$ 346,100	$ 467,504
Advances from related parties	117,897	8,816
	463,997	476,320
Long Term Debt		
Lease obligation	132,500	--
Advances payable	43,008	29,058
Financing debentures payable	1985,560	1,925,930
Creditor debentures payable (Note 6)	1,550,173	1,463,989
	3,711,241	3,418,977
Due To Shareholders	71,721	50,754
Non Controlling Interest in Joint Venture	2,612,000	2,612,000
SHAREHOLDERS EQUITY		
Capital	3,866,296	3,866,296
Accumulated deficit	(3,065,837)	(2,805,482)
	800,459	1,060,814
	$ 7,659,418	$ 7,618,865

GOLD RIDGE RESOURCES INC.

Consolidated Statement of Loss & Deficit
Nine Months Ended September 30, 2001
(Unaudited prepared by management)

	2001	2000
Income		
Interest	$ 60,700	$ 57,803
Sale of royalties	--	61,000
	60,700	118,803
Expenses		
Interest and bank charges	187	224
Dues, fees and transfer charges	5,688	7,063
Insurance	2,066	2,926
Interest	110,400	100,452
Office supplies	2,590	1,255
Rent	7,200	7,200
Professional fees	4,800	1,058
Telephone	2,183	906
	135,114	121,084
Gain (Loss) For The Period	(74,414)	(2,281)
Deficit, Beginning of Period	(2,991,423)	(2,803,201)
Deficit, End of Period	($ 3065,837)	($ 2,805,482)

GOLD RIDGE RESOURCES INC.

Consolidated Statement of Cash Flows
Nine months ended September 30, 2001
(Unaudited - prepared by management)

	2001	2000
Sources (Uses) of Cash		
Operating Activities		
Income (Loss) for the period	($74,414)	($ 2,281)
Changes in non –cash working capital	5,568	4,514
	(68,846)	2,233
Financing Activities		
Financing debentures payable	61,800	56,870
Creditor debentures payable	58,600	43,582
Advanced from shareholder	8,970	(12,000)
	129,370	88,452
Investing Activities		
Lease payment on mineral properties	--	(31,835)
Accrued interest on receivables	(60,700)	(57,803)
	(60,700)	(89,638)
Increase (Decrease) in Cash	(176)	1,047
Cash, Beginning of Period	(1,435)	356
Cash, End of Period	($1,611)	$ 1,403

GOLD RIDGE RESOURCES INC.

**Notes to Consolidated Financial Statements
September 30, 2001**

1. **SIGNIFICANT ACCOUNTING POLICIES**

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, GRU Wingdam Management Ltd., 326140 BC Ltd. and 316085 BC Ltd. as well as the accounts of the joint venture between the Company, GRU Wingdam Limited Partnership, 150100 BC Ltd., and Gold Line Marketing Limited Partnership. The accounts of the joint venture are consolidated as the Company holds an effective interest of 50.4% and a 50% voting interest in the joint venture.

Mineral Claims

Acquisition costs of mineral claims together with direct exploration and development expenditures thereon are deferred in the accounts and will be written off when production is attained or disposition occurs.

Administrative Expenditures

Administrative expenditures are recorded as expenses in the year in which they are incurred.

Operations

These financial statements are prepared on the going concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent on the company acquiring additional working capital and arranging additional financing.

Amortization

The Company records amortization on its furniture and equipment on the straight line basis over 10 years from the date of acquisition.

GOLD RIDGE RESOURCES INC.

Notes to Consolidated Financial Statements
September 30, 2001

2. RECLAMATION BOND

The reclamation bond is posted with the Province of B.C. pursuant to the Mines Act and consists of two $10,000 term deposits maturing on November 6, 2001.

3. FINANCIAL INSTRUMENTS

The corporation's financial instruments consist of bank, GST receivable, reclamation bond, loan receivable, accounts payable and accruals, advances from related company, and long term debt. Unless otherwise noted, it is management's opinion that the corporation is not exposed to significant interest, currency, or credit risk arising from these financial instruments.

4. JOINT VENTURE

The Company entered into a series of agreements in prior years with various parties for the purpose of raising financing for and developing two placer mining leases and surrounding claims located in the Barkerville Gold Camp area in the Cariboo Mining District of British Columbia.

5. CAPITAL ASSETS

	Cost	2001	2000
Land	$ 60,000	$ 60,000	$ 60,000

6. LEASE OBLIGATIONS

In a prior year the Company entered into a sub-lease agreement for two placer leases. The sub-lease agreement has since been cancelled and a liability of $132,500, under the terms of the agreement, is under dispute.

GOLD RIDGE RESOURCES INC.

Notes to Consolidated Financial Statements
September 30, 2001

7. ADVANCES FROM RELATED COMPANY

The advances from an affiliated company are unsecured and bear interest at 10% per annum.

8. CREDITOR DEBENTURES PAYABLE

In previous years, the Company issued debentures totaling $1,014,576 to a number of its creditors. The debentures are to be repaid from the Company's share of profits of the Wingdam project, quarterly, as the Company receives the net profits, with interest accruing at the rate of 8% per annum, beginning January 1, 1995. The debentures provide for a due date of December 31, 1996, but as commencement of operations has been delayed, there have been no net profits to date.

9. DUE TO SHAREHOLDERS

These loans are unsecured, without interest or any specific terms of repayment.

10. SHARE CAPITAL

	2001	2000
Authorized 100,000,000 Common shares, voting , no par value		
Issued and outstanding: 18,320,626 Common shares, voting, no par value	$ 3,866,296	$ 3,866,296

Form 51-901F
Schedule B

GOLD RIDGE RESOURCES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Nine Months Ended September 30, 2001
(Unaudited - prepared by management)

1. **EXPLORATION COSTS**

No Exploration expenditures were incurred during the nine months ended September 30, 2001

3(a) Securities issued during nine months ended September 30,2001: None

3(b) Options or warrants granted during the nine months ended September 30, 2001: None

4. **Summary of securities as at September 30, 2001**

4 (a) Authorized 100,000,000 common shares without par value.

4 (b) 18,320,626 common shares were issued and outstanding for a total value of $3,866,296

4 (c) Stock options outstanding September 30, 2001: None

4 (d) Number of shares in escrow: None

5. **Directors and Officers**

Allan Fulljames – Director and President
Leone Finskars – Director and Secretary
Don Robertson – Director
Dennis Thomas – Director
John Olsen – Director

Form 51-901F
Schedule C

GOLD RIDGE RESOURCES INC.

Form 51 – 901F Quarterly Report
Nine Months Ended September 30, 2001
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

Gold Ridge Resources Inc. is a mining exploration and development company with seventeen claims on Lightning Creek in the Cariboo Mining District. The company currently has no producing properties, operating income or cash flow.

OPERATING RESULTS

September 30, 2001 and 2000

The Company had a net loss of $74,414 during the nine month period ended September 30, 2001. This compares to a net loss of $ 2,281 during the corresponding nine month period in 2000. $61,000 in revenue was generated from the sale of royalties in 2000. No income was generated in corresponding nine months ended September 30, 2001.

There were no mineral property write-offs or investment losses during the nine month period ending September 30, 2001. On February 28,2001 the Company completed the signing of an operating lease with Rembrandt Gold Mines Ltd. Rembrandt Gold Mines Inc. responsibility is to raise sufficient funding to put the mine into production.

SUBSEQUENT EVENTS

The Company is looking to expand its lease holdings in the Lightning Creek Cariboo Mining District and is in negotiations at this time.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2001, the Company had a net working capital deficiency, described as current liabilities in excess of current assets, of $462,319 compared $473,195 as at September 30, 2000.

FORM 51-901F

Quarterly Report

Incorporated as part of Schedule A, B & C

ISSUER DETAILS:

Name of Issuer – Gold Ridge Resources Inc.
Issuer Address – 418-205-320 North Road, Coquitlam BC V3K 6Z8
Contact Person – Allan T. Fulljames
Contact's Position – President
Contact Telephone Number – (604) 945-4090
Contact Fax Number – (604) 945-4091
Contact Email Address – Nil
Contact Web Site -- Nil
For Quarter Ended – September 30, 2001
Date of Report – November 12, 2001

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Name of Director Allan. Fulljames
Sign (Typed) "Allan Fulljames"
Date Signed November 12, 2001

Name of Director Leone Finskars
Sign (Typed) "Leone Finskars"
Date Signed November 12, 2001